February 22, 2016
VIA EDGAR
Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E. Mail Stop 4720
Washington, D.C. 20549

Re:	Federal Agricultural Mortgage Corporation
Form 10-K for the Year Ended December 31, 2014
Filed March 16, 2015
Form 10-Q for the Quarter Ended September 30, 2015
Filed November 9, 2015
File No. 001-14951
Dear Ms. Sullivan:
On behalf of the Federal Agricultural Mortgage Corporation ("Farmer Mac"), set forth below are revised responses to two comments contained in the letter from the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") dated December 22, 2015 (the "Comment Letter") relating to Farmer Mac's filings referenced above. Farmer Mac previously responded to your comments in a letter dated January 26, 2016 and has revised the responses to comment 1 and comment 2 based upon discussions with you. Farmer Mac has no proposed revisions to its original responses to comment 3 and comment 4 in the Comment Letter. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, the original text of the Staff's comments has been reproduced in bold type below, and Farmer Mac's revised responses and proposed disclosures immediately follow each comment.

Form 10-K for the Year Ended December 31, 2014 (the "2014 10-K")
Table 3 – Reconciliation of Net Income Attributable to Common Stockholders to Core Earnings, page 72
1. We note your presentation of "core earnings" for the three years ended December 31, 2014 and the related reconciling items from net income attributable to common stockholders to arrive at this measure. Please tell us, and expand your disclosure in future filings, to describe how each of the reconciling items were derived.
Response:
The disclosure on page 71 of the 2014 10-K that precedes the referenced Table 3 describes generally how core earnings is derived from net income attributable to common stockholders: "Core earnings principally differs from net income attributable to common stockholders by excluding the effects of fair value accounting guidance, which are not expected to have a cumulative net impact on financial condition or results of operations reported in accordance with GAAP if the related financial instruments are held to maturity, as is generally expected. Core earnings also differs from net income attributable to common stockholders by excluding specified infrequent or unusual transactions that Farmer Mac believes are not indicative of future operating results and that may not reflect the trends and economic financial performance of Farmer Mac’s core business."
Farmer Mac will expand this disclosure in future filings to clarify how to derive each of the reconciling items from net income attributable to common stockholders to arrive at core earnings. The proposed disclosure below is written as if it had been included in the 2014 10-K. This disclosure will be appropriately modified in future filings to reflect actual results.
Proposed Disclosure
Specifically, the five non-GAAP reconciling items between net income attributable to common stockholders and core earnings, presented on an after-tax basis, are:
1. Unrealized (losses)/gains on financial derivatives and hedging activities. The table below calculates the non-GAAP reconciling item for unrealized (losses)/gains on financial derivatives and hedging activities, after tax.

Non-GAAP Reconciling Item for Unrealized (Losses)/Gains on Financial Derivatives and Hedging Activities, After Tax
	For the Year Ended December 31,
	2014	2013	2012
	(in thousands)
Fair value hedges:
Gains on fair value hedges (see Table 8)	$11,791	$11,308	$5,984
No hedge designation:
Unrealized (losses)/gains due to fair value changes (see Table 8)	(21,760)	33,873	669
Unrealized (losses)/gains on financial derivatives and hedging activities, before tax	(9,969)	45,181	6,653
Income tax impact at 35% statutory corporate income tax rate	3,489	(15,813)	(2,328)
Unrealized (losses)/gains on financial derivatives and hedging activities, after tax	$(6,480)	$29,368	$4,325

2. Gains/(losses) on trading assets. The table below calculates the non-GAAP reconciling item for gains/(losses) on trading assets, after tax.

Non-GAAP Reconciling Item for Unrealized Gains/(Losses) on Trading Assets, After Tax
	For the Year Ended December 31,
	2014	2013	2012
	(in thousands)
Gains/(losses) on trading securities (see Consolidated Statements of Operations)	$38,629	$(819)	$307
Less:
Realized gains related to securities sold, not yet purchased (see "MD&A - Results of Operations - Gains and Losses on Trading Securities")	(37,032)	—	—
Unrealized gains/(losses) on trading assets, before tax	1,597	(819)	307
Income tax impact at 35% statutory corporate income tax rate	(559)	286	(107)
Unrealized gains/(losses) on trading assets, after tax	$1,038	$(533)	$200

3. Amortization of premiums/discounts and deferred gains on assets consolidated at fair value. The amount of this non-GAAP reconciling item is the recorded amount of premium, discount, or deferred gain amortization during the reporting period on those assets for which the premium, discount or deferred gain was based on the application of an accounting principle (e.g., consolidation of variable interest entities) rather than on a cash transaction (e.g., a purchase price premium or discount).
4. The net effect of settlements on agency forward contracts that are used as a short-term economic hedge of the issuance of debt. For GAAP purposes, realized gains or losses on settlements of agency forward contracts used as a short-term hedge of the issuance of debt are reported in the consolidated statements of operations in the period in which they occur. For core earnings purposes, these realized gains or losses on settlements of agency forward contracts are deferred and amortized as yield adjustments over the term of the related debt, which generally ranges from 3 to 15 years.
5. The adjustment to lower of cost or fair value on loans held for sale. [Please note that this item only occurred in 2012 and thus will not be applicable to Farmer Mac's 2015 disclosure.]

2. We noted your presentation of "Composition of Core earnings," which includes a presentation of total revenues, credit related income, and total operating expenses, all which represent presentations or subtotals which differ from the GAAP presentation on the consolidated income statement. We also note that the total credit related income and total operating expenses subtotals are made up of GAAP related items, and are not impacted by the non-GAAP adjustments you make to derive core earnings. Please provide clarifying disclosure in future filings to make clear which presentations/subtotals are impacted by your non-GAAP adjustments to arrive at core earnings.
Response:
In future filings, Farmer Mac will expand its footnote disclosure in Table 3 to clarify which items comprising the composition of core earnings are impacted by non-GAAP adjustments to arrive at core earnings. The proposed disclosure below is written as if it had been included in the 2014 10-K with the additional disclosures highlighted in bold type. This disclosure will be appropriately modified in future filings to reflect actual results.

Proposed Disclosure

Reconciliation of Net Income Attributable to Common Stockholders to Core Earnings
	For the Year Ended December 31,
	2014	2013	2012
	(in thousands, except per share amounts)
Net income attributable to common stockholders	$38,251	$71,833	$43,894
Less the after-tax effects of:
Unrealized (losses)/gains on financial derivatives and hedging activities	(6,480)	29,368	4,325
Gains/(losses) on trading assets (1)	1,038	(533)	200
Amortization of premiums/discounts and deferred gains on assets consolidated at fair value (2)	(9,457)	(12,467)	(7,266)
Net effect of settlements on agency forward contracts	103	573	856
Lower of cost or fair value adjustment on loans held for sale	—	—	(3,863)
Sub-total	(14,796)	16,941	(5,748)
Core earnings	$53,047	$54,892	$49,642

Composition of Core Earnings:
Revenues:
Net effective spread (3)	$103,200	$105,251	106,557
Guarantee and commitment fees (4)	27,273	27,922	26,622
Other (5)	(4,216)	3,421	501
Total revenues	126,257	136,594	133,680

Credit related expenses (GAAP):
(Release of)/provision for losses	(3,166)	448	1,875
REO operating expenses	110	423	134
Gains on sale of REO	(137)	(1,236)	(878)
Total credit related income	(3,193)	(365)	1,131

Operating expenses (GAAP):
Compensation and employee benefits	19,009	17,817	19,186
General and administrative	12,197	11,563	11,123
Regulatory fees	2,381	2,375	2,281
Total operating expenses	33,587	31,755	32,590

Net earnings	95,863	105,204	99,959
Income tax expense (6)	10,785	24,630	25,251
Non-controlling interest (GAAP)	22,192	22,187	22,187
Preferred stock dividends (GAAP)	9,839	3,495	2,879
Core earnings	$53,047	$54,892	$49,642

Core earnings per share:
Basic	$4.86	$5.07	$4.74
Diluted	4.67	4.90	4.51
Weighted-average shares:
Basic	10,914	10,816	10,479
Diluted	11,360	11,209	11,019
(1)Excludes realized gains related to securities sold, not yet purchased of $37.0 million during 2014.
(2)Includes $7.5 million and $10.3 million related to the acceleration of premium amortization in 2014 and 2013, respectively, due to significant refinancing activity in the Rural Utilities line of business. Includes $4.0 million related to the acceleration of premium amortization in 2012 due to significant refinancing activity and prepayments in the USDA Guarantees and Rural Utilities lines of business.
(3)Includes reconciling adjustments to exclude amortization of premiums and discounts on assets consolidated at fair value to reflect core earnings amounts. Also includes reconciling adjustments to include the reclassification of expenses related to interest rate swaps not designated as hedges, reclassification of interest expense related to securities purchased under agreements to resell, and reclassification of yield maintenance fees in 2012.
(4)Includes interest income and interest expense related to consolidated trusts owned by third parties reclassified from interest income and interest expense to guarantee and commitment fees to reflect that the net interest income Farmer Mac earns is effectively a guarantee fee on the consolidated Farmer Mac Guaranteed Securities.
(5)Includes interest income and interest expense related to securities purchased under agreements to resell and securities sold, not yet purchased. Also reflects reconciling adjustments for the reclassification to exclude expenses related to interest rate swaps not designated as hedges and fair value adjustments on financial derivatives and trading assets and a reconciling adjustment to exclude the recognition of deferred gains over the estimated lives of certain Farmer Mac Guaranteed Securities and USDA Securities. Includes $39.4 million of interest expense related to securities purchased under agreements to resell and securities sold, not yet purchased and $37.0 million of realized gains on securities sold, not yet purchased during 2014. Includes $3.1 million of realized gains from the sale of an available-for-sale investment security during 2013.
(6)Includes the tax impact of non-GAAP reconciling items between net income attributable to common stockholders and core earnings because those non-GAAP reconciling items are presented after tax. Income tax expense as reported in the consolidated statements of operations includes the reduction of $13.0 million of tax valuation allowance against capital loss carryforwards related to capital gains on securities sold, not yet purchased during 2014, a reduction in tax valuation allowance of $0.9 million and $2.1 million associated with certain gains on investment portfolio assets during 2014 and 2013, respectively, and the reduction of $1.1 million of tax valuation allowance against capital loss carryforwards related to realized gains from the sale of an available-for-sale investment security during 2013.

* * * * * * * * * * *
As requested by the Staff, Farmer Mac acknowledges that:

•	Farmer Mac is responsible for the adequacy and accuracy of the disclosure in the 2014 10-K and 2015 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2014 10-K and 2015 10-Q; and

•	Farmer Mac may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the matters discussed in this letter, do not hesitate to contact me at (202) 872-5578.
Sincerely,

R. Dale Lynch
Executive Vice President - Chief Financial Officer

cc:     Svitlana Sweat, SEC Staff Accountant
Stephen P. Mullery, Senior Vice President and General Counsel of Farmer Mac
Gregory N. Ramsey, Principal Accounting Officer and Controller of Farmer Mac
Dennis Brack, Chairman of Farmer Mac's Audit Committee
Meredith Cross, Esq., Wilmer Cutler Pickering Hale and Dorr LLP
Jonathan Manset, PricewaterhouseCoopers LLP